UNITED STATES
	             SECURITIES AND EXCHANGE COMMISSION

	                  Washington, D.C. 20549

                        	FORM 8-A

       	FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
          	PURSUANT TO SECTION 12(b) or (g) OF THE
             	SECURITIES EXCHANGE ACT OF 1934


           	Freeport-McMoRan Copper & Gold Inc.
   	(Exact name of registrant as specified in its charter)

         Delaware			                        			74-2480931
  (State of incorporation                   (I.R.S. Employer
     or organization)                       Identification Number)


  1615 Poydras Street					   		                        	70112
  New Orleans, Louisiana				                         (Zip Code)
  (Address of principal executive offices)


   	Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class			                   			Name of each exchange
 to be so registered		           			on which each class is to be registered
 -------------------                ---------------------------------------
Preferred Stock Purchase Rights			        		New York Stock Exchange


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. __

If this Form relates to the registration of a class of debt securities and is to become effective simultaneous with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. __


	Securities to be registered pursuant to Section 12(g) of the Act:

                            	None

Item 1.  Description of Securities to be Registered

     Our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our Class A and Class B common stock. The dividend is payable on May 16, 2000 to our stockholders of record on May 16, 2000. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series A participating cumulative preferred stock at an exercise price of $60 per unit, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement dated May 3, 2000 between us and our rights agent, ChaseMellon Shareholder Services, L.L.C. Our Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with our board rather than attempt to acquire the company in a manner or on terms that our board deems unacceptable. The discussion below describes our Rights Agreement but is not complete. You should read it together with the Rights Agreement, which is incorporated by reference as an exhibit to this registration statement.

     Issuance of Rights

     Under our Rights Agreement, we will issue one preferred stock purchase right for each outstanding share of our Class A and Class B common stock outstanding as of May 16, 2000.

     Initial Status of the Rights

     The rights will not be exercisable immediately. Instead, the rights will attach to and trade with all outstanding shares of our Class A and Class B common stock. The rights will separate from the common stock and become exercisable upon the earlier of:

     * the tenth day following a public announcement that a person or group of affiliated or associated persons (other than Rio Tinto Indonesia Limited and its affiliates or associates) has acquired beneficial ownership of 20% or more of our outstanding common stock, or 20% or more of either our Class A common stock or Class B common stock (an "acquiring person"); or

     * the tenth business day, or any later date as determined by our board prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring person.

     Evidence of Rights

     Until the rights become exercisable, are redeemed or exchanged, or expire:

     * the rights will be evidenced by and transferred with the common stock certificates;

     * new common stock certificates issued after May 16, 2000 will contain a notation incorporating the Rights
           Agreement by reference; and

     *     any surrender for transfer of any common stock
           certificates will also constitute the 		transfer of
           the rights associated with the common stock represented by the certificates.

     As soon as practicable after the rights become exercisable, we will mail rights certificates to the common shareholders that are eligible to receive rights. After we mail them, the separate rights certificates alone will evidence the rights.

     Term of Rights

     The rights will expire on May 3, 2010, unless we extend this date or redeem or exchange the rights as described below.

     Exercise After Someone Becomes An Acquiring Person

     After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of our Class B common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.

     Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:

     * we are acquired in a merger or other business combination; or

     * we sell or otherwise transfer 50% or more of our assets or earning power.

     Adjustment

  The exercise price, the number of rights outstanding, and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We will not issue fractional preferred stock shares. Instead, we will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.

     Rights, Preferences, and Limitations of Rights

     Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of each share of our preferred stock will be entitled to a preferential liquidation payment of the greater of $0.10 per share or 100 times the payment made per share of our common stock. Each share of our preferred stock will entitle the holder to 100 votes and will vote together with our Class B common stock, or if we no longer have separate classes of common stock, our common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of our preferred stock will entitle the holder to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock's dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of our preferred stock should approximate the value of one share of our Class B common stock.

     Exchange and Redemption

     After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of our Class B common stock, or one one-hundredth of a share of preferred stock, per right. We generally may not make an exchange after any person or group becomes the beneficial owner of 50% or more of our common stock or 50% or more of our Class A common stock or Class B common stock.

     We may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately and the only right of the rights holders will be to receive the cash redemption price.

     Amendments

     We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

     Miscellaneous

     Until a right is exercised, the holder will have no rights as a shareholder, including the right to vote or to receive dividends.


     As of May 12, 2000 there were 62,000,323 shares of our Class
A common stock issued and outstanding and 97,511,074 shares of our Class B common stock issued and outstanding. As long as the rights are attached to the common stock, we will issue one right with each new share of our common stock so that all shares will have rights attached.


Item 2.  Exhibits

The exhibits to this registration statement are listed in the exhibit list, which appears elsewhere herein and is incorporated herein by reference.


                         * * * * *

                        	SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

FREEPORT-MCMORAN COPPER & GOLD	INC.


By:/s/Stephen M. Jones
----------------------
Stephen M. Jones
Senior Vice
President, Chief
Financial Officer & Secretary



Dated:  May 16, 2000



                     	EXHIBIT INDEX


Exhibit No.					        Description
-----------             -----------
    1.         	Rights Agreement, dated as of  May 3, 2000, between
                Freeport-McMoRan Copper & Gold Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

    2.         	Form of Certificate of Designations for the
                Participating Cumulative Preferred Stock, included in Exhibit A to the Rights Agreement.

    3.         	Forms of Rights Certificate, Assignment, and Election
                to Purchase, included in Exhibit B to the Rights
                Agreement.

    4.         	Summary of Rights to Purchase Preferred Shares,
                included in Exhibit C to the Rights Agreement.

    5.         	Press release dated May 3, 2000.